UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
000-52055

CUSIP NUMBER
75678R202

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: July 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RED METAL RESOURCES LTD.

Full Name of Registrant

NOT APPLICABLE

Former Name if Applicable

278 Bay Street, Suite 102

Address of Principal Executive Offices (Street and Number)

Thunder Bay, ON P7B 1R8

(City, State and Zip Code)

n/a

(Former name, former address and former fiscal year, if changed since last report)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be file within the prescribed time period.

Management of Red Metal Resources Ltd. (the “Company”) was unable to obtain the business information necessary to complete the preparation of the Company’s consolidated financial statements for the interim period ended July 31, 2020, and the review of these financial statements by the Company’s auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Joao (John) da Costa	(807)	345-7384
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes      [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes       [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Red Metal Resources Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2020	By:	/s/ Joao (John) da Costa
Joao (John) da Costa
Chief Financial Officer,
(Principal Accounting Officer)